

April 7, 2021

Timothy Young
Chief Executive Officer
SunHydrogen, Inc.
10 E. Yanonali St.
Suite 36
Santa Barbara, California 93101

Re: **SunHydrogen, Inc**
Form 10-K for the Fiscal Year Ended June 30, 2020
Filed September 23, 2020
File No. 000-54437

Dear Mr. Young:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2020

Report of Independent Registered Public Accounting Firm, page F-1

1. Based on the requirements of paragraphs 12 and 13 of PCAOB Auditing Standard 2415, an appropriately titled going concern paragraph included in an auditors' report should immediately follow the opinion paragraph. Please file an amendment to have your current auditor ensure that their audit report fully complies.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or Sisi Cheng at 202-551-5004 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing